                            February 14, 2011

VIA EDGAR CORRESPONDENCE
Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SensiVida Medical Technologies, Inc.
Form 10-K for the fiscal year ended February 28, 2010
Filed June 16, 2010
Forms 10-Q for the quarters ended May 31 and August, 31, 2010
Forms 10-Q/A for the quarters ended May 31, August 31 and
November 30, 2009
File No. 0-7405

Dear Mr. Vaughn:

We have received your correspondence dated January 14, 2011.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Form 10-K for the fiscal year ended February 28, 2010

General

1.
Please tell us whether and when you have held annual meetings of your shareholders.  If you have not held annual meetings, please explain how this is consistent with Article II section 1 of your by-law and the law of your jurisdiction of incorporation.

Response:  We have not held annual meetings of our shareholders despite the requirement to have annual shareholder meetings in our By-laws and under the New Jersey Business Corporation Act.  As with many smaller reporting companies, we are focused on marshalling our limited financial resources to achieving our business plan. The cost of holding an annual meeting of shareholders would be significant and not the best use of our resources in our view and, we believe, the view of our shareholders.  We are in touch with our shareholders on a daily basis and have not received any requests for an annual meeting of shareholders. We realize that if we had such a request and did not hold an annual meeting of shareholders that we can be compelled to do so by those shareholders who wanted a meeting through filing a claim with the New Jersey courts.  While we have not held an annual shareholders meeting it is our intention to do so a prudent use of our cash allows which we expect will be in 2012.

Product Development and Partnerships, page 5

2.
It appears the agreements filed as exhibits 10.10 and 10.11 may have terminated.  Please clarify the status of these agreements and your relationship with Infotonics. For example, tell us, with a view toward disclosure in future filings, what you mean by the term "equity partner," what specific functions that entity performs for you and the amounts you have paid to it during the periods presented.

Response:  The agreements cited as exhibits 10.10 and 10.11 have terminated and will be removed from the exhibit list.  These agreements were between our predecessor, Mediscience Technology Corp., and Infotonics, prior to Mediscience's acquisition of SensiVida Medical Systems. The agreement dated June 27, 2007 (Exhibit 10.10) terminated on December 31, 2007. The agreement dated March 3, 2008 (Exhibit 10.11) terminated on December 31, 2008 and was not renewed. The Company has license rights to two pending patents filed under these agreements.  There is no further work ongoing with Infotonics in the area covered by these agreements, i.e. tissue autofluorescence.

We used the term “equity partner” since Infotonics held 14.7% of the equity in SensiVida Medical Systems and was, therefore, one of the three principal shareholders in SensiVida Medical Systems prior to its acquisition by our predecessor, Mediscience Technology Corp. Infotonics received approximately 49,000 shares of our common stock after the acquisiton of SensiVida Medical Systems by Mediscience.

During the fiscal period ending February 28, 2010, covered by our Form 10-K, Infotonics' role has been primarily that of a vendor/service provider, fabricating microneedles for our allergy test product. During this period we paid Infotonics approximately $29,000 for fabricating microneedles.

3.
In addition to disclosing the obligations of WI, Inc., Dhurjati Electronics and MDC Associates under your arrangements with them, please also tell us and revise future filings to disclose what specific tasks those entities have actually performed pursuant to those obligations.  Please also file your agreements with them as exhibits.

Response:  We have amended our Form 10-K for the fiscal year ended February 28, 2010 to disclose the obligations of Wi, Inc., Dhurjati Electronics and MDC Associates under our arrangements with them and the specific tasks these entities are performing for us.  We also have filed the agreements that we have with these entities as exhibits to our Form 10-K for the fiscal year ended February 28, 2010.

Business Development and Marketing, page 6

4.
Please tell us the basis for the last sentence on this page, given the status of your operations and product development, your number of employees and financial position and the lack of regulatory approval to market and sell any product.

Response: The basis of this statement is a thorough business case that takes into account time and cost required for product development of the allergy test cartridge and system module, FDA clinical trials, establishing a contract sales force, creating inventory and rolling out the sales process. Timelines for each one of these steps, including respective cycle times of execution, are in place. The expected time to revenue assuming reasonable commercialization and technical risks has been estimated to be approximately 18 months. A rate of product adoption based on our primary business research and market segmentation has been assumed for each year, initially starting at our first market segment, the allergist specialist, followed by an allergy screening product commercialized a year later at retail clinics. Based on allergy system adoption per year, sales productivity, yearly test volume usage per doctor, allergy test reimbursement rates (about $7/allergen), average number of allergens tested per patient (40-50), expected unit manufacturing cost, and increased profitability desired by allergists obtained by our primary business research work, revenue versus year was calculated. An additional revenue stream coming from our second market segment (retail clinics) is assumed to commence one year after introduction of the allergist product. Revenue estimates for this segment assume adoption by one major retail clinic and gradual placement of test units into their chain. We have discussed our allergy test with industry experts and participants in the retail clinics to evaluate the value proposition of our product for these customers. Adoption projections are consistent with their feedback, expected primary care physician referrals to retail clinics, and market size for an allergy screen product. The 2016 revenue figure corresponds to approximately 14% of the today's $1.9B allergy test market (we have updated data since we filed the Form 10-K for fiscal year ending February 28, 2010) including an incremental component attributed to screening tests provided at retail clinics. Covering all assumptions and analyses included in these projections is outside the scope of this disclosure and details. Other details involving sales and marketing strategy are confidential.

Starting in March and ending in July 2010, we were able to raise approximately $1.5M in our Series A convertible preferred stock financing. During this time, the time schedule for commercialization and clinical trial work summarized above was on track. Due to loss of funding starting in July 2010 to date, unavoidable delays in product commercialization have occurred, delaying product launch to July 2012. These delays and their effect on revenue projections have been assessed and will be reported in our next 10-K filing.

Intellectual Property, page 11

5.
Please explain why you have not filed the license agreements governing your material patents as exhibits, such as those licensed from the Infotonics Technology Center.  Disclose the material terms of these licenses including, without limitation, their duration.

Response: We have amended our Form 10-K for the year ended February 28, 2010 to include these license agreements governing our material patents as exhibits and disclosed the material terms of these licenses, including their duration.

6.
Please tell us, with a view toward disclosure in future filings, how this section addresses the "worldwide licensing rights for patents from Yale University" mentioned on page 40.  Please also tell us where the document governing that agreement is filed as an exhibit.

Response:  The licensing rights were acquired by two agreements with Yale University on May 4, 1993 and November 30, 1993. Since we have in the past year focused our attention on the allergy and glucose monitoring industries, it is unlikely that we will pursue the use of these rights and all reference to these rights will be deleted in future filings.

Scientific Staff and Medical Advisors, page 13

7.	Please tell us, with a view toward disclosure in future filings, why you have not provided the disclosure required by Item 401 of Regulation S-K for each "key" person listed on page 14.

Response:  The key persons identified on page 14 of our Form 10-K for the period ended February 28, 2010 were consultants and not significant employees so we did not believe any disclosure of their backgrounds, etc. under Item 401 was required.  Subsequent to the filing of our Form 10-K for the period ended February 28, 2010 we filed a Form 8-K on August 27, 2010 announcing our employment of John Spoonhower and Margy Lydon and providing both a description of their backgrounds in accordance with  Item 401 and disclosure of their employment agreements.

Recent Sales of Unregistered Securities, page 21

8.
It appears you issued securities in reliance on the exemption from registration provided for in Regulation D, including the securities issued in connection with your acquisition of SensiVida Medical.  Please tell us when you intend to file the Form D required by that regulation.

Response: We have relied on Regulation S and Section 4(2) for the recent sales of our securities, including the sale of our Series A preferred convertible stock.

General and Administrative Expenses, page 21

9.
With a view toward disclosure, please tell us why your disclosure on page 40 indicates that you are disputing the amount you owe to Dr. Alfano, given that your disclosure on page 36 indicates otherwise.

Response: As indicated on page 36, amounts accrued have been recorded as pursuant to the terms of Dr. Alfano's prior consulting agreement but Dr. Alfano has signed an agreement to forebear collection on his consulting agreement in exchange for the unlimited right to convert what is owed to him into our Company's common stock at $2.50 per share.  Dr. Alfano has apparently ignored this agreement and filed a complaint seeking cash compensation under his consulting agreement.  We have not filed an answer to his complaint at this stage of the litigation and instead have filed a motion to dismiss his complaint.

Liquidity and Capital Resources, page 22

10.	Please file as exhibits the instruments governing the preferred stock and warrants referenced in this section.

Response: We have filed as exhibits the instruments governing the preferred stock and warrants referenced in this section.

Note 10 – Acquisition of SensiVida Medical Systems, Inc., page 44

11.
We note that on March 3, 2009 you completed the acquisition of SensiVida Medical Systems in exchange for 3.3 million shares of your common stock.  Please explain to us why you are considered the acquiring entity under paragraphs 805-10-55-12 through 55-15 of the FASB Accounting Standards Codification.

Response: We are considered the acquiring entity under paragraphs 805-10-55-12 because the relative overwhelming majority of voting rights in the business combination was retained by the original acquiring owners.

12.
Further to the above, we note that in connection with the acquisition, you have allocated $2.8 million to 'technology with patents pending approval.'  Please explain to us in greater detail how you determined the value of the technology.  Describe the significant underlying technology and the status of its development.  Explain how the technology meets the criteria of Topic 805-20-25 of the FASB Accounting Standards Codification.  Further explain how your valuation of the assets complies with Topic 805-20-30 of the FASB Accounting Standards Codification.

Response: On March 3, 2009, we acquired all the assets and liabilities of SensiVida Medical Systems, Inc.  We tendered 3,333,333 shares of our common stock with an approximate value of $2,751,000.  The approximate share price of our common stock was $0.825, the weighted average price of our common stock 10 days before and after the consummation of the transaction.  As per Codification 805-20-25, the acquirer’s application of the recognition principle as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must be part of what the acquirer and the acquiree exchanged in the business combination transaction.  We completed our valuation of the identifiable assets acquired and liabilities assumed at their acquisition date fair values as follows:

Approximate Value of Shares Tendered		$2,751,332
Approximate Value of Liabilities Assumed - Note Payable	$49,828
Officer Loan	5,524
Accrued Expense	2,437	57,789
Total Payment & Obligations Assumed		2,809,121
Less, Cash (Only Remaining Asset- Other Than Patents Pending)		(558)
Net Value of Technology of Patents Pending Approval (After Appraisal)		$2,808,563

In accordance with Codification 805-20-30, “[t]he acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition - date fair values”.  Accordingly, we engaged the services of an independent valuation firm to estimate the fair value of SensiVida Medical Systems, Inc.  The discounted cash flow method was used to value the business or technology since the technology was the only asset of consequence, and we based this method on our company's ability to generate future cash flows.  Management provided the financial projections. Discount rates were obtained by the valuation firm for companies in appropriate stage and technical fields. Based on the valuation report, the acquisition date fair values of the assets acquired and liabilities assumed ranged from $591,000 to $7,740,000. Upon assuming a number of probability-weighted scenarios and further adjustments for industry costs of sales and operations, an enterprise value of $3.9M was calculated by the valuation firm. Quoting from the report:

“Based on the assumptions and limiting conditions as described in this report, as well as the facts and circumstances as of the valuation date, I conclude that the fair market value of 100% of the common equity of SensiVida Medical Systems, Inc. is $3,800,000 on a marketable, controlling interest as of March 3, 2009.”

Due to the wide range in valuation amount and uncertainty of realizing the probabilities employed in the valuation, we used the fair value of the common stock issued, $2,751,000, since it approximates the fair value of the assets acquired and liabilities assumed.

The underlying technology is in the area of minimally-invasive diagnostics brought in through the acquisition of SensiVida Medical Systems. It is described in Part 1, Item 1. “Business section” and “Our Products” subsection of the Form 10-K. The intellectual property relating to the $2.8M allocation is described in the “Intellectual Property” Section of our Form 10-K: “We have secured a worldwide exclusive license to 8 minimally-invasive in vivo diagnostics patent applications, including a number of PCT and European filings (see Patent list). In addition to allergy testing and glucose monitoring using microlancet technologies, coagulation monitoring for patients on blood thinners (e.g. Coumadin), cholesterol and other blood chemistry. There can be no assurance, however, that any pending patent applications will issue as patents, or if patents do issue, that the claims will be sufficiently broad to protect what the Company believes to be its proprietary rights.”

The corresponding patent portfolio for our minimally-invasive diagnostic technology is listed in the “Our Patents” section of the Form 10-K:

“Minimally Invasive Allergy Testing Systems and Methods”, PCT/US2006/026774, US Non-provisional app. 11/995,366 (notice of allowance received from USPTO)

“Minimally Invasive Allergy Testing System with Coated Allergens”, PCT/US2007/061604

“Allergy Testing Cartridge with Coated Allergens”, PCT/US2007/061601

“Compact Minimally Invasive Biomedical Monitor”, US Non-provisional app. 11/754,987, PCT/US08/65024

“Blood Monitoring Systems and Methods”, US Non-provisional app. 11/279,290, European application EP 06 749 731.3

“MEMS Interstitial Prothrombin Time Test”, US Non-Provisional app. 12/189,509

Patents filed by and assigned to SensiVida Medical Technologies:

“Improved Compact Minimally Invasive Biomedical Monitor Using Image Processing”, US Provisional 61/276116

“Remote Automated Skin Testing System”, US Provisional filed 5/3/2010

Status of the product development work may be summarized by these key points:

•	Working prototypes of the allergy test product in place

•	Designation of the SensiVida allergy test as a “non-significant” risk product

•	Proof-of-concept clinical tests performed under the WIRB

•	Side-by-side comparative clinical studies show SensiVida's test:

1.	significantly reduces reaction extent (by 9x)

2.	significantly reduces patient skin surface required for test (by 25x)

3.	reduces test-to-test variability (by 3x or more)

4.	reduces total test time and time to document results (2-3x)

over the standard “gold standard” Skin Prick Test”

•	Partnerships with regulatory and advanced product development companies

•
Extensive survey of payers/HMO's representing 100M “covered lives” resulted in full consensus that SensiVida's allergy would be reimbursed using existing CPT code for Skin Prick Test at the same cost per test ($7).

•	Notice of allowance received from USPTO for SensiVida's seminal (primary) patent covering its allergy test

Directors and Executive Officer Biographies, page 49

13.
Please provide complete disclosure required by Item 401(e) of Regulation S-K for each of your directors including, without limitation, a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response: We have amended the Directors and Executive Officer Biographies, page 49, to be in compliance with the requirements of Item 401(e) of Regulation S-K.  The amended section provides that (i) David R. Smith's key director qualifications are his business, scientific and engineering backgrounds that will assist the company in designing its medical devices, obtaining financing and developing an effective FDA regulatory strategy and sales and marketing plan for the sale of our medical devices, (ii) Jose Mir's key director qualifications are his business and technical background that have enabled him to develop our patents and patent strategy, design the medical devices, assist with raising the necessary financing and oversee the growth of the company, and (iii) Eduardo Cabrera has a financing background to help us raise financing for our product development and commercialization.

14.           We note that Mr. Mir "has served on boards."  Please tell us how that disclosure complies with Item 401(e)(2) of Regulation S-K.

Response: This will be corrected in future filings to eliminate this reference since other than being one of our directors Mr. Mir's prior directorships were held over five years ago.

Compliance with Section 16(a) of the Securities Exchange Act, page 50

15.
Please ask your officers and directors who you disclose are not currently in compliance with Section 16(a) of the Securities Exchange Act 1934 when they intend to comply with the requirements of that section.

Response: The missing Forms 3 and 4 are expected to be filed within the next 10 days.

Code of Ethics, page 50

16.
You indicate that your code of ethics is filed as Exhibit 14.1, but no such exhibit was included with your document.  Please reconcile.  Also, tell us how in future filings you intend to comply with the disclosure requirements of Item 406 of Regulation S-K.

Response: We have filed the Code of Conduct as Exhibit 14.1 to our Form 10-K for the fiscal year ended February 29, 2008. We will amend the Code of Ethics in future filings to reflect the name change from “Mediscience” to “SensiVida” and modify the cited link to our new website, www.sensividamedical.com.

Executive Compensation, page 51

17.
Given your disclosure on page 41 regarding employment contracts, please revise future filings to provide the disclosure required by Item 401(o)(1) of Regulation S-K.  Please also file those employment contracts as exhibits.

Response:  We will provide the disclosures required by Item 401 in future filings but could not find a reference to Item 401(o). We have amended our Form 10-K for the fiscal year ended February 28, 2010 to include these employment contracts as exhibits.

Item 13. Certain Relationships and Related Transactions, Page 52

18.
Please reconcile your disclosure under this item with your Disclosure in Notes 2, 4 and 8.  Also, with a view to disclosure, please tell us the identity of the shareholders who made the loans and advances disclosed in Notes 5 and 6 on pages 37 and 38.  Please file all related party agreements as exhibits.

Response: We have revised Form 10-K for the year ended February 28, 2010 to reconcile our disclosures in Notes, 2, 4 and 8.  The identity of the shareholder who made the advances disclosed in Notes 5 and 6 is William Baker.  We also have filed are related party agreements as exhibits to our amended Form 10-K.

19.
Refer to Note 4 on page 36.  Please tell us why the numbers in the table regarding accrued salaries and wages as of February 28, 2009 and accrued consulting fees as of February 28, 2010 are less than the numbers in the fifth paragraph.

Response:

The figures in the fifth paragraph have been drawn from the table in the following matter:

Consulting and University Fees	$1,397,019
Other	92,235
Total-Dr. Alfano	$1,489,254

Legal and Professional Fees	$46,901
Salaries and Wages	2,110,286
Total Peter Katevatis	$2,157,187

As disclosed in the 10-K page 36 fifth paragraph, on March 23, 2009 Mr. Katevatis exercised his option to convert all outstanding salary and fees accrued through November 3, 2008 along with the termination of his employment agreement and anti-dilution rights in exchange for 1,172,510, shares of our common stock, thereby reducing accrued liabilities by $2,157,187 (his accrued salary and professional fees).

Item 15, Exhibits…, page 53

20.
It appears you have amended your certificate of incorporation since the December 9, 2004 date mentioned here.  Please file a complete and updated copy of the certificate of incorporation as required by Item 601(b)(3)(i) of Regulation S-K.

Response:  We have filed a complete and updated copy of our certificate of incorporation as an exhibit to our Form 10-K for the fiscal year ended February 28, 2010 as required by Item 601(b)(3)(i) of Regulation S-K.

21.	Please file the consulting agreement dated July 3, 2009 with John Condemi as an exhibit.

Response:  Mr. Condemi's consulting agreement dated July 3, 2009 was filed as exhibit 10.1 to our Form 8-K filed July 6, 2009.  Accordingly, we have referenced this exhibit in our amendment to our Form 10-K for the fiscal year ended February 28, 2010 and indicated that it was previously filed as an exhibit to our Form 8-K file July 6, 2009.

Exhibit Index, page 55

22.
In future filings, for each exhibit you incorporate by reference please provide the disclosure required by Item 10(d) of Regulation S-K including, without limitation, identification of each specific document and filing where the exhibit is located.

Response: In future filings for each exhibit incorporated by reference we will provide the disclosure required by Item 10(d) of Regulation S-K.

Form 10-Q for the quarter ended May 31, 2010

23.
We note the disclosure on page 11 that you amended your certificate of incorporation on March 1, 2010, which was prior to the date on which you filed a definitive information statement related to those amendments.  Given this, please tell us how you complied with Exchange Act Rule 14c-2.  Also, provide us your analysis of whether you were required to file a Form 8-K pursuant to Item 5.07 reporting the action that was taken by consent of shareholders.  Refer to Instruction 2 to Item 5.07 of Form 8-K.

Response:  The reference on page 11 to the March 1, 2010 filing date was incorrect.  The amendment to our certificate of incorporation to authorize the Series A convertible preferred stock was filed after the Schedule 14C became effective.  Accordingly, we do not believe that a duplicative 8-K filing was required in addition to the Schedule 14C.

24.
It appears you had already offered and sold Series A convertible preferred stock when you filed your definitive information statement.  Please tell us how you evaluated the extent of disclosure required in that document regarding the offering you were conducting and how that document addressed such required disclosure.

Response:  The sale of the Series A convertible preferred stock prior to the filing of the definitive Schedule 14C was made to an existing shareholder of a large amount of our common stock and was the result of a negotiation between the former President of our company, Peter Katevatis, and the shareholder.  Mr. Katevatis believed, incorrectly, that the Company had authorized Series A convertible preferred stock.  The shareholder was apprised of the error and has executed the subscription document executed by all the Series A convertible preferred stockholders following the definitive Schedule 14C becoming effective.

Item 4T. Controls and Procedures, page 16

25.
We note your disclosures here that refer to the evaluation and conclusion regarding your disclosure controls and procedures are as of June 30, 2009 rather than as of the end of the period covered by the report (May 31, 2010).  Please amend the filing to provide management's conclusions regarding its disclosure controls and procedures as of May 31, 2010.  Refer to Item 307 of Regulation S-K.

Response:

The May 31, 2010 Form 10-Q will be amended to correct the end of the period covered by the report.

Item 6. Exhibits, page 18

26.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13A-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.  This comment also applies to the certifications filed as exhibits to your Form 10-Q for the quarter ended August 31, 2010.

Response: In future filings we will not include the certifying individual's title with respect to the certification required by Exchange Act Rule 13A-14(a).

Form 10-Q for the quarter ended August 31, 2010

Item 4T. Controls and Procedures, page 18

27.
We note your disclosure here that based on an evaluation of your disclosure controls and procedures as of the end of the period, your President and Chief Financial Officer have determined that your disclosure controls and procedures are effective.  We further note from your Form 10-K for the fiscal year ended February 28, 2010 that your management concluded as of that date that your disclosure controls and procedures were not effective due to material weaknesses described in that report.  We further note that your Form 10-Q for the quarters ended May 31, 2010 and August 31, 2010 do not disclose any changes in your internal control over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  Please explain to us how management was able to conclude that your disclosure controls and procedures were effective as of August 31, 2010.  Discuss how the evaluation considered the material weaknesses that existed as of February 28, 2010.

Response: We have amended our Form 10-Q for the periods ended May 31, August 31 and November 30, 2009, respectively,  regarding our evaluation and conclusions regarding our disclosure controls and procedures as of the end of each of those periods.

Item 6. Exhibits, page 20

28.	Please file as an exhibit the lease agreement mentioned on page 11.

Response: We have filed our lease mentioned on page 11 as an exhibit to our Form 10-Q for the quarter ended August 31, 2010.

Forms 10-Q/A for the quarterly periods ended May 31, August 31 and November 30, 2009

29.
We note that on June 16, 2010, you amended each of your May 31, August 31 and November 30, 2009 Forms 10-Q.  We note that in connection with such amendments, you indicate that the interim financial statements have been reviewed by your independent public accounting firm.  Based on this disclosure, please amend to provide the report of the accountant on the review.  Refer to Article 10-01(d) of Regulation S-X.

Response: We have amended our Forms 10-Q/A for the quarterly periods ended May 31, August 31 and November 30, 2009 to provide the report of our auditor on their review of our financial statements.

30.
Further to the above, we note that certain amounts have been restated in connection with the Forms 10-Q.  However, we do not see where you have provided any of the disclosures required by paragraphs 250-10-5-07 through 250-10-50-9 of the FASB Accounting Standards Codification.  Please amend the Forms 10-Q to provide the required disclosures.

Response: Our Form 10-Q for the periods ended May 31, August 31, and November 30, 2009, respectively, has been amended to disclose a correction of an error in previously issued financial statements.

Item 4T. Controls and Procedures

31.
We note your disclosures in Item 4T in each of the May 31, August 31 and November 30, 2009 Forms 10-Q that refer to the evaluation and conclusion regarding your disclosure controls and procedures are as of June 30, 2009 rather than as of the end of the period covered by the report.  Please amend each filing to provide management's conclusions regarding its disclosure controls and procedures as of the end of each period covered by each report.  Refer to Item 307 of Regulation S-K.

Response: We are amending our Form 10-Q for the periods ending May 31, August 31 and November 30, 2009, respectively, regarding our evaluation and conclusions regarding our disclosure controls and procedures as of the end of each of those periods.

In responding to your comment letter, SensiVida acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do notforeclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Frank Benick, at (908) 782-9300.

Sincerely,
/s/ Jose Mir

Jose Mir
President

cc: Frank Benick
      Ernest M. Stern, Esq.